February 26, 2024

Via Edgar

Mr. Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	YSX Tech Co., Ltd

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted December 22, 2023

File No. 377-06871

Dear Mr. Fetterolf,

This letter is in response to the letter dated January 16, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to YSX Tech Co., Ltd (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the draft registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted December 22, 2023

Cover Page

1.	We note the changes you made to your disclosure in the first, second, third and fifth risk factors of this section relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on November 17, 2023, warranting revised disclosure that mitigates the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risks. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of November 17, 2023.

Response: We acknowledge the Staff’s comment and have restored our disclosures in the Amendment in the first, second, third, and fifth risk factors relating to legal and operational risks associated with operating in China and PRC regulations as they existed in the registration statement as of November 17, 2023, in accordance with the Staff’s comment.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jie Xiao
Name:	Jie Xiao
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC